3903 Centerville Road, Wilmington, Delaware 19807

Phone: (302) 656-1707 Fax: (302) 656-1703

August 30, 2012

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acorn Energy, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 15, 2012
Response Letter dated July 26, 2012
File No. 1-33886

Dear Mr. Decker:

This letter is submitted on behalf of Acorn Energy, Inc. (“we,” “Acorn” or the “Company”), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of August 6, 2012 regarding the above-captioned filing.

Our numbered responses correlate to the numbers in your August 6, 2012 letter and we have set forth in italics the full text of the comments included in your letter for convenience purposes.

We respond to the Staff’s comments as follows:

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Policies, page 37

1. We note your response to comment three from our letter dated July 10, 2012. We remain unclear as to how you determined your components, operating segments, and reporting units for purposes of goodwill impairment testing as of December 31, 2011. ASC 350-20-35 explains that a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management (as defined in ASC 280-10-50-7) regularly reviews the operating results of that component. Please clarify if you consider the U.S. and Australian GridSense subsidiaries to be two individual components of a single operating segment or two individual operating segments and explain in detail how you arrived at your conclusion. If you consider them to be two components of an operating segment that you aggregated into a single reporting unit, please describe in detail for us how you determined that your U.S. and Australian subsidiaries have similar economic characteristics and therefore were eligible to be aggregated. Your response should include an analysis comparing the gross margins and operating costs incurred by both the U.S. and Australian subsidiaries. If you consider the two subsidiaries to be their own individual operating segments, please explain how you determined they could be aggregated since reporting units are defined as operating segments or one level below an operating segment.

Our GridSense segment is comprised of three companies: GridSense Pty Ltd. (“GPL”), which is effectively a holding company, CHK GridSense Pty Ltd. (“CHK”) (which is 100% owned by GPL), both of which are located in Sydney, Australia and GridSense Inc. (“GS Inc.”), which is located in Sacramento, California.

We consider GPL and GS Inc. to be components of a single operating segment. We arrived at our conclusion based on the two companies having similar economic characteristics and were thus eligible to be aggregated. These similar economic characteristics include:

•	The nature of the products sold

The primary products sold by GS Inc. and GPL include the following:

o	TransformerIQ – a transformer monitor which provides real-time, continuous intelligence for both the substation and the distribution transformer.
o	Power Monic - performs both short and long-term power monitoring on pad and pole mount transformers, capacitor banks, regulators, and distribution substations, as well as commercial, residential and industrial connection points.
o	LineTracker and LineIQ (“Line Products”) – provides real-time monitoring of electricity grids and captures important operational, maintenance, planning and regulatory reporting information such as current, temperature and power factor.
o	BushingIQ – a continuous monitoring system for transformer bushings and lightning arrestors.

As noted above, the products marketed and sold by both companies are of a similar nature – that is to provide various types of monitoring solutions to the energy industry. Actual product sales by each company vary and are dependent upon the facts and circumstances of each company. Historically, GridSense revenues had been concentrated in GPL, but following Acorn’s acquisition in 2010, a strategic decision was made to significantly increase marketing efforts at GS Inc. and towards the U.S. market.

•	The type of customer for the products

o	The primary target customer of both GPL and GS Inc. are energy utility companies as well as industrial companies.

•	The nature of the regulatory environment of the two companies.

o	GS Inc. and GPL both sell products to utilities that are subject to rate and other regulations, but they themselves are not subject to special regulation. Each company must comply with import and export rules in their respective jurisdictions regarding their products, none of which are material to operations.

•	The manner and nature of the business operations of the two companies

Acorn Energy, Inc. owns 100% of GPL and 100% of GS Inc. All operations and activities take place in both GS Inc. and CHK. Such activities include production, product development, sales, marketing and administrative support.

We consider both GPL and GS Inc. to be two separate components of an operating segment. The business operations of GPL and GS Inc. are essentially one. Each constitutes a business for which discrete financial information is available. Segment management, (in this case, Lindon Shiao, who is the CEO and President of GS Inc. as well as a Director/Officer of GPL) reviews the operating results of both components. Such operating results are generated from a single accounting system used for both GPL and GS Inc. with oversight for the two companies being provided by the controller of GS Inc. While financial information is kept separately to determine the profitability of each component, it is combined to make all management, economic and strategic decisions. The reviewed operating results, as well as budget preparations, corporate strategies, presentations to the GS Inc. Board of Directors and presentations to the Acorn Board of Directors are all based on results that are combined results of GPL and GS Inc. Both companies are managed under a single executive team whose goal is to maximize the results of the organization as a whole. Marketing, financial, accounting and software development are overseen by a single manager with staff in both Australia and the US. Up until recently, most production for GridSense products (both for GPL and GS Inc.) has been performed out of GPL. There has been a recent decision to transition production from GPL to GS Inc. due to the increasing cost of operations in Australia due to the strengthening of the Australian dollar. Currently, GridSense produces its LineIQ, TransformerIQ, BushingIQ and develops its GridInsite software in the United States while its PowerMonic, CableIQ, LineTracker and LIQ35 products are produced in Australia. The movement of products back and forth is seen more as a transfer of inventory than a sale to one another and the success of one company ensures the success of the other. All products (whether produced in the United States or in Australia) are marketed to utilities by both GPL and GS Inc. Additionally, the two companies share a website (www.gridsense.com ), which provides detailed information about all of GridSense’s products and solutions without differentiation as to location and all of GridSense’s product brochures (whether produced in Australia or in the United States) identify both companies locations.

•	The gross margins and operating costs of the two companies for the past three years are presented below (we call to your attention that we began consolidating GridSense’s results only upon our acquisition of GridSense in May 2010) :

	2009		2010		2011
	GPL	GS Inc	GPL	GS Inc	GPL	GS Inc
Total Revenue	1,571,041	1,263,610	2,206,669	1,151,899	3,713,900	3,740,720
Cost of Sales	891,573	599,975	846,328	688,709	1,410,976	2,162,757
Gross Profit	679,468	663,635	1,360,341	463,189	2,302,924	1,577,963
Gross Margin	43.2%	52.5%	61.6%	40.2%	62.0%	42.2%
Operating Expenses	3,335,130	866,201	1,829,475	1,917,969	2,419,915	2,348,735

The table above shows the revenue by company as well as the gross profit, gross margin percentage and operating expenses for each company. The table does not reflect the amortization of intangibles recorded in the acquisition of GridSense by Acorn in May 2010 or the elimination of intercompany sales between GPL and GS Inc.

The fluctuation of gross profits between GPL and GS Inc. is due to the mix of products sold by each company. The bulk of GPL’s sales are currently in the PowerMonic product line. This product line currently has the highest margins of any product sold by GridSense as a whole. The overall gross margins of GPL are higher due to the historic predominance of PowerMonic sales. Currently, margins are smaller in the Line Products and Transformer IQ monitoring products. The Line Products and Transformer IQ monitoring products are relatively new products and as such, the designs and costs have not stabilized like those of the PowerMonic. We believe that there are greater growth opportunities in Line Products and Transformer IQ monitoring market in the US and we expect that the sales of those product lines will increase over time and will dominate GridSense sales. We expect that as these products gain market momentum, their margins will approach those of the PowerMonic and bring the gross margins of both companies in line with one another.

With respect to operating expenses, please note that 2009 results in GPL included a write-off of approximately $1.9 million of previously capitalized research and development expense. As a result of recent increased marketing costs in GS Inc. to take advantage of growth opportunities provided by the Line Products and Transformer IQ monitoring products, operating expenses at both companies have reached a similar level, both in terms of absolute dollars and in terms of a percentage of revenue.

Based on the above, with a particular emphasis on the manner and nature of the business operations of the two companies, we believe the two companies are effectively intertwined and dependent upon each other and consider the goodwill to be recoverable only when the two companies work together and accordingly have aggregated the two to a single operating segment.

Results of Operations, page 41

2. We note your response to comment five from our letter dated July 10, 2012. As previously requested, please show us how you will revise your MD&A to discuss the business reasons for material changes in amounts presented in the “other” column on page 42. Please also revise your MD&A to discuss the business reasons for material changes in amounts presented in the line item titled “unallocated cost of corporate and DSIT headquarters” on page F-62. You could use your results for the year ended December 31, 2011 compared to December 31, 2010 as an example of what your revised disclosures would have looked like.

Our revised MD&A discussing the business reasons for material changes in amounts presented in the “other” column on page 42 (following the elimination of non-GAAP disclosures) is as follows:

“Other” revenue increased slightly from $1.3 million in 2010 to $1.4 million in 2011. Gross profit and gross margin increased more significantly growing from $469,000 and 37% in 2010 to $665,000 and 48% in 2011. Increased revenues were derived primarily from our protocol management software activities which is included in our “other” segment. The increased gross margin was primarily due to a high margin product sale to a new customer in our protocol management software activities.

Our revised MD&A discussing the business reasons for material changes in amounts present in the line item titled “unallocated cost of corporate and DSIT headquarters” on page F-62 is as follows:

The unallocated cost of corporate and DSIT headquarters decreased in 2011 to $3.9 million from $4.2 million in 2010 primarily due to decreased corporate professional fees associated with certain 2010 activities (an SEC inquiry regarding our sales of Comverge stock, a registered direct offering and our acquisitions and dispositions), as well as decreased compensation costs primarily attributable to reduced stock compensation expense in 2011. These decreases were partially offset by increased investor relations costs.

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-15

Revenue Recognition, page F-18

3. We note your response to comment nine from our letter dated July 10, 2012. Please show us how you will revise your future filings to include the disclosures required by Rule 5-02.3(c) and Rule 5-02.6(d) of Regulation S-X or tell us where they have been included in your financial statement disclosures.

Rule 5-02.3(c) requires that if receivables include amounts due under long-term contracts, state separately in the balance sheet or in a note to the financial statements the following amounts:

(1) Balances billed but not paid by customers under retainage provisions in contracts.

(2) Amounts representing the recognized sales value of performance and such amounts that had not been billed and were not billable to customers at the date of the balance sheet. Include a general description of the prerequisites for billing.

(3) Billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of the principal items comprising such amount.

(4) With respect to (1) through (3) above, also state the amounts included in each item which are expected to be collected after one year. Also state, by year, if practicable, when the amounts of retainage (see (1) above) are expected to be collected.

We generally do not have retainage provisions in our contracts. Such provisions, when they exist, are generally immaterial.

Amounts representing the recognized sales value of performance and such amounts that had not been billed and were not billable to customers at the date of the balance sheet are reflected in our financial statements in our Consolidated Balance Sheets as Unbilled revenue.

A general description of the prerequisites for billing can be found in Note 2 – Summary of Significant Accounting Policies in our Financial Statements below (underlined for emphasis).

Unbilled Revenue

Revenues may be earned for those services in advance of amounts billable to the customer and are recognized when the service is performed. Revenues recognized in excess of amounts billed for projects in process are recorded as unbilled revenue. Such amounts are generally billed upon the completion of a project milestone.

We do not believe that our billed or unbilled amounts representing claims or other similar items are subject to uncertainty concerning their determination or ultimate realization.

All the amounts included in Unbilled revenue are expected to be collected within twelve months (if any amounts are expected to be collected after one year, those balances would be reflected as non-current Unbilled revenue).

Rule 5-02.6(d) requires the following to be disclosed, if applicable, in a note to the financial statements:

(i) The aggregate amount of manufacturing or production costs and any related deferred costs (e.g., initial tooling costs) which exceeds the aggregate estimated cost of all in-process and delivered units on the basis of the estimated average cost of all units expected to be produced under long-term contracts and programs not yet complete, as well as that portion of such amount which would not be absorbed in cost of sales based on existing firm orders at the latest balance sheet date. In addition, if practicable, disclose the amount of deferred costs by type of cost (e.g., initial tooling, deferred production, etc.).

(ii) The aggregate amount representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization, and include a description of the nature and status of the principal items comprising such aggregate amount.

(iii) The amount of progress payments netted against inventory at the date of the balance sheet.

None of the disclosures required by Rule 5-02.6(d) are relevant to Acorn (at December 31, 2011).

With respect to your comments, we would like to acknowledge the following:

1.	Acorn is responsible for the adequacy and accuracy of the disclosure in its filings;
2.	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
3.	Acorn may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to make a thorough response to each of the Staff’s comments. We are available to explain or discuss our responses at the Staff’s convenience. Please feel free to call me or our corporate counsel, Heather K. Mallard, at (302) 656-1707 if you have any questions or comments.

Very truly yours,

/s/ Michael Barth
Michael Barth
Chief Financial Officer
Acorn Energy, Inc.